FOR IMMEDIATE RELEASE — December 18, 2002

FOR: SUBJECT:	Hurricane Hydrocarbons Ltd. Sale of Hurricane Shares by CAIH Completed

CALGARY, Alberta — Hurricane Hydrocarbons Ltd. (“Hurricane”) announces the completion of the previously announced secondary public offering of its common shares by Central Asian Industrial Holdings N.V. (“CAIH”).

CAIH sold 8,800,000 common shares in the offering at a price of C$13.85 (US$8.90) per share. This included the underwriters’ over-allotment option to purchase 800,000 shares, which was exercised in full. CAIH’s ownership has now been reduced from 30% to 19%. Hurricane will not receive any proceeds from the offering.

The underwriters of the offering are CIBC World Markets Inc. and BMO Nesbitt Burns Inc.

Prior to the sale, CAIH had the right, under a shareholders’ agreement with Hurricane (as described in Hurricane’s annual information form), to have two representatives on Hurricane’s Board of Directors. Following the reduction of its ownership in Hurricane, CAIH’s representation rights on the Board of Hurricane have now been reduced to one Director. Accordingly, at the closing of the offering, Mr. Nurzhan Subkhanberdin, Chairman of CAIH, resigned from Hurricane’s Board.

Hurricane is an independent, integrated international energy company engaged in the exploration for, and production, refining and export of, crude oil and the marketing of crude oil and refined products in the Republic of Kazakhstan.

Hurricane’s shares trade in the United States on the New York Stock Exchange under the symbol HHL. They also trade on the Toronto Stock Exchange under the symbol HHL and on the Frankfurt exchange under the symbol HHCA. Hurricane’s 12% Senior Notes due 2006 are listed on the Toronto Stock Exchange under the symbol HHL.DB.U and on the Luxembourg Stock Exchange.

The Toronto Stock Exchange has neither approved nor disapproved the information contained herein.

     For further information please contact:

Bernard F. Isautier President and CEO +44 (1753) 410-020	Ihor P. Wasylkiw Vice President Investor Relations +1 (403) 221-8658

Suite #1460 Sun Life Plaza North Tower 140 – 4th Avenue S.W. Calgary, Alberta, Canada T2P 3N3
Telephone: (403) 221-8435 Fax: (403) 221-8425